2024 REPORT

# Doorvest


20%
25%
30%
All Cash (100%)
Total Value
Cash Flow
Appreciation
$300k
$0
Highlights
About
Financials
45 Lansing Street
Houston TX 77037
Investor Highlights
Year 5
Year 10
Year 20
Year 30
9.52% Cash on Cash Return
7.79% Cap Rate
$145 Monthly Cash Flow
7.02% Year Over Year Appreciation
Total Returns
$170,521
167% ROI
5Y
10Y
20Y

LETTER

## Dear investors,

Hey Team, 2024 was yet another year of resilience and perseverance for the Doorvest team - real estate transactions fell to a 30 year low, mortgage rates remained stubbornly high and consumer confidence eroded. Our team continued to stay focused on areas we could control - our operating efficiency, our unit margins and launching new products that were conducive to the environment. All and all, 2024 was a challenging year yet one we are proud of.
Looking ahead, we've assembled the strongest team we been able to, revenue is beginning to accelerate and we're cautiously optimistic about the 2025 macro outlook. Our sites are set on profitability and we hope to achieve in 25'H1.

-

**We need your help!**

Our consistent top priority is to drive sales growth so we love and appreciate customer referrals.  Please send your friends along to us and if you were interested in becoming a customer yourself, please signup, comb through the marketplace and when you're ready, we'd love to walk you through our process, homes and future pipeline :)A core driver of the Community Round is to drive exposure to the brand and we've consistently seen many people invest in the company + invest on the platform.

Sincerely,

*Andrew Luong*

Co-Founder & CEO

*Brent Murri*

partner

*Justin Kasad*

CTO

## How did we do this year?

**REPORT CARD**

B-

## ☺ The Good

- Reduced negative cash flow by 44%
- Grew repeat sales to nearly 30%
- Completed two mergers to strengthen the team and product offerings

## ☹ The Bad

- Market was unforgiving - 30 year low in real estate transactions
- GMV was down
- Tight balance sheet

# 2024 At a Glance

### January 1 to December 31


$$$$

**$14,585,525 [35%]**
Revenue



**-$4,347,817**
Net Loss


IOU!

**$6,364,514 [3%]**
Short Term Debt



**$0**
Raised in 2024





**$502,391**

Cash on Hand
As of 02/ 1/25

**INCOME** BALANCE NARRATIVE



Revenues
Profit
$22,499,461
-$6,349,913
$14,585,525
-$4,347,817
2023
2024

Net Margin: -30% Gross Margin: 18% Return on Assets: -69% Earnings per Share: -$0.17

Revenue per Employee: $857,972 Cash to Assets: 7% Revenue to Receivables: 6,771

Debt Ratio: 123%

2023_Doorvest.pdf 2024_Doorvest.pdf

# We ❤ Our 751 Investors

## Thank You For Believing In Us

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| | | | | | |
|---|---|---|---|---|---|
| Jacquelyn Haynes | Harry Awdey | Edward Callender | David Rapp | Leon YOUNG | Edward Kelly Medlock |
| Ashok Bajaj | Joseph Scales | Andrew Jaffoni | Darren S. Holmes, Ms... | Earl F. Brown | Dennis Billings |
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| Michelle Jaqua | Aristide Marie Arsène... | Benjamin Garcia | | | |

# Thank You!

## From the Doorvest Team







**Andrew Luong**

Co-Founder & CEO

Andrew is a passionate real estate investor and Business Development expert. He has worked to grow tech companies such as Misfit (acquired), Gengo (acquired), Indeed, and...



**Justin Kasad**

Co-Founder & CTO

Justin is a full stack software developer and entrepreneur taking ideas from concept to market. His work with Swapper (acquired), Health Tap, and Healthline Media...

# Details

## The Board of Directors

| Director | Occupation | Joined |
|---|---|---|
| Will Hsu | Venture Capital Partner @ Mucker Capital | 2019 |
| Andrew Luong | CEO @ Doorvest | 2019 |
| Justin Kasad | CTO @ Doorvest | 2019 |
| Brent Murri | Principal @ M13 | 2021 |

## Officers

| Officer | Title | Joined |
|---|---|---|
| Andrew Luong | President CEO CFO Secretary Treasurer | 2019 |
| Justin Kasad | CTO | 2019 |

## Voting Power

No one has over 20% voting power.

## Past Equity & Loan Fundraises

| Date | Amount | Security | Exemption |
|---|---|---|---|
| 03/2020 | $101,000 | Safe | Other |

| | | | |
|---|---|---|---|
| 03/2020 | $235,000 | | Other |
| 05/2020 | $9,465 | | Other |
| 07/2020 | $638,722 | Safe | Other |
| 12/2020 | $2,550,000 | Preferred Stock | Other |
| 05/2021 | $25,000,000 | | Section 4(a)(2) |
| 07/2021 | $1,000,000 | Safe | Section 4(a)(2) |
| 08/2021 | $13,000,000 | Preferred Stock | Other |
| 12/2021 | $198,608 | | 4(a)(6) |
| 06/2022 | $50,000,000 | | Other |
| 08/2022 | $50,000 | Safe | Other |
| 09/2022 | $5,000,000 | Safe | Section 4(a)(2) |
| 04/2023 | $383,219 | | 4(a)(6) |
| 04/2023 | $383,219 | Safe | Regulation Crowdfunding |

*The use of proceeds is to fund general operations.*

## Convertible Note Outstanding

| Issued | Amount | Interest | Discount | Valuation Cap | Maturity |
|---|---|---|---|---|---|
| 03/01/2020 | $235,000 | 0.0% | 0.0% | $2,000,000 | 03/01/2022 |

## Outstanding Debts

| Lender | Issued | Amount | Oustanding | Interest | Maturity | Current? |
|---|---|---|---|---|---|---|
| SBA PPP loan | 05/05/2020 | $9,465 | $0 | 0.0% | | |
| Pier Asset Management | 05/07/2021 | $25,000,000 | $0 | 15.0% | 05/10/2022 | Yes |
| Pollen Street Capital | 06/23/2022 | $50,000,000 | $15,000,000 | 10.0% | 06/22/2024 | Yes |

## Related Party Transactions

None.

## Capital Structure

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common Stock | 29,800,000 | 8,819,868 | Yes |
| Preferred Stock | 16,234,125 | 16,234,125 | Yes |

| | |
|---|---|
| Warrants: | 0 |
| Options: | 4 |

## Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Lack of customer lock-in - As of now, there's no explicit reason why a customer interested in rental property investing couldn't buy a property from MLS + hire a property manager. It will take a very long time to build a durable brand, but it is a bet on people being too busy to want to do this extra work, and having a strong enough user experience that they might become repeat buyers (and sellers!) through Doorvest in the future

Low-frequency marketplace - No guarantee of scaling supply quickly enough to account for the fact that people are unlikely to use this service often. This is mitigated by Doorvest's reasonably high takeaway and providing a strong user experience through quickly buying inventory from wholesalers, ranking highly on SEO, and allowing buyers enough agency to follow through in the purchasing decision.

Housing supply - Doorvest acquires rental homes one by one via wholesalers, which as someone not in this space feels like it wouldn't scale very well or provide unique differentiation. However, this is basically the strategy that Invitation Homes took all the way to a valuation of $16B. Their supply approach is two-pronged: 1) On-market/MLS assisted by internal tooling that analyzes 250 homes per day and plugs into an internal DB that surfaces only those that meet customer criteria, and 2) wholesalers that are built via partnerships and intros from their network.

Any valuation at this stage is difficult to assess and may be significantly inaccurate. The valuation for the offering was established by the Company. Unlike publicly listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups and pre-commercial enterprises, such as the Company, is difficult to assess and you may risk overpaying for your investment. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical only and are based on management's estimate of the likely results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable, but which may be largely inaccurate. Some assumptions invariably will not materialize exactly as predicted (or at all) due to various reasons, such as unanticipated events and circumstances. Therefore, actual results of operations are virtually certain to vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Investment in the Company involves high uncertainty and a broad variety of significant risks. Any investment in the Company (also sometimes referred to herein as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can

afford the loss of their entire investment. This risk relates to the various risk factors described below, among others. Each potential investor should consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in any investment in the Securities.

Competition - There are platforms out there like Roofstock and Fundrise that play in this space. Put simply, we think this market is gigantic enough that there can be multiple winners. Roofstock serves a need for institutions like Invitation Homes and American Homes 4 Rent to have a platform to buy or sell large blocks of homes. We like that business model as well, but it's a bullish signal that the founders of Invitation Homes have invested in Doorvest, seeing also a significant opportunity to provide a fully-managed service to individuals with limited real estate knowledge. Investors should however keep an eye on the market rates for this type of service as new startups spring up.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

## Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the

Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

## Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

## Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with

respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other

factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

## Company

Doorvest Inc.

Delaware Corporation
Organized July 2019
17 employees
564 Market St
Suite 150
San Francisco CA 94104 https://doorvest.com/

## Business Description

Refer to the Doorvest profile.

## EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

## Compliance with Prior Annual Reports

Doorvest has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing

## All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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